
EDAINC
Creating Compelling
Cultures That Last.

Bonnie Timms Hagemann · 3rd

CEO, Board Director, & Leadership Strategist

Talks about #women, #boards, #vision, #culture, and #leadership

Kansas City, Missouri, United States · Contact info

7,796 followers · 500+ connections

Exponent

Harvard Business School Executive Education

Experience

Council Member
Exponent
Jul 2020 – Present · 1 yr 4 mos

Global gender diversity accelerator on a mission to amplify equity efforts at the highest levels of power, influence and decision making, knowing that meaningful progress lies in ensuring equitable representation where corporate, industry, and policy decisions are made.

Co-Founder and Co-Chair
WomenExecsonBoards
Mar 2018 – Present · 3 yrs 8 mos

A global network of 190+ women from 23 countries who are highly qualified and many are high-profile, board-ready women with C-Suite and senior executive experience. All network members are alumnae of the Harvard Business School Executive Education programs on board governance.



Home | WomenExecs on Boards

CEO
Executive Development Associates · Full-time
Feb 2007 – Present · 14 yrs 9 mos

Bonnie Hagemann is the CEO of EDA, Inc. formerly known as Executive Development Associates. EDA is a progressive firm using its HR/Culture Tech platform and it 37 year history of top-of-the-house executive development to create compelling cultures and advance the strategy of the companies we serve. Our technology gathers data for the leaders, t ...see more

Executive Development - A world leader in...

Board Member & Past Board Chair
Amigos de Fe
May 2012 – Present · 9 yrs 6 mos
Puebla de Zaragoza Area, Mexico

Amigos De Fe is a large Mexico-based mission and school

Official Member
Forbes Coaches Council
Jan 2018 – Jan 2020 · 2 yrs 1 mo

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Education

Harvard Business School Executive Education
December 2016, Certificate, Women on Boards: Succeeding as a Corporate Director, Harvard Business School Executive Education Program
2016 – 2016

University of Central Oklahoma
Master of Education (M.Ed.), Counseling
1990 – 1992

Southwestern Oklahoma State University
BA, English

1986 – 1989

Licenses & certifications

Creating a Leadership Development Program
LinkedIn
Issued Mar 2018 · No Expiration Date

NACD Board Governance Fellow
NACD (National Association of Corporate Directors)
Issued Jul 2016 · No Expiration Date
See credential

Director Professionalism
NACD (National Association of Corporate Directors)
Issued Nov 2015 · No Expiration Date
See credential

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